EXHIBIT 99.1

ANNUAL INFORMATION FORM of RUBICON MINERALS CORPORATION Suite 1540 - 800 West Pender Street Vancouver, BC V6C 2V6 April 2, 2007 (for the year ended December 31, 2006)

TABLE OF CONTENTS

ITEM 1 PRELIMINARY NOTES 4
1.1 Documents Incorporated by Reference 4
1.2 Date of Information 4
1.3 Currency 4
1.4 Glossary of Terms 4
ITEM 2 STATEMENT REGARDING FORWARD LOOKING STATEMENTS 6
ITEM 3 CORPORATE STRUCTURE 6
3.1 Name, Address and Incorporation 6
3.2 Inter-Corporate Relationships 7
ITEM 4 GENERAL DEVELOPMENT OF BUSINESS 7
4.1 Three Year History 7
4.2 Significant Acquisitions 22
ITEM 5 DESCRIPTION OF THE BUSINESS 22
5.1 General 22
5.2 Risk Factors 23
5.3 Companies with Asset-backed Securities Outstanding 28
5.4 Companies with Mineral Projects 28
5.5 Companies with Oil and Gas Activities 37
ITEM 6 DIVIDENDS 37
6.1 Dividends 37
ITEM 7 DESCRIPTION OF CAPITAL STRUCTURE 37
7.1 General Description of Capital Structure 37
7.2 Constraints 37
7.3 Ratings 37
ITEM 8 MARKET FOR SECURITIES 38
8.1 Trading Price and Volume 38
8.2 Prior Sales 39
ITEM 9 ESCROWED SECURITIES 39
9.1 Escrowed Securities 39
ITEM 10 DIRECTORS AND OFFICERS 39
10.1 Name, Occupation and Security Holding 39
10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions 41
10.3 Conflicts of Interest 42
ITEM 11 AUDIT COMMITTEE 43
11.1 Audit Committee Charter 43
11.2 Composition of the Audit Committee 47
11.3 Relevant Education and Experience 48
11.4 Reliance on Certain Exemptions 48
11.5 Reliance on the Exemption in Subsection 3.3(2) or Section 3.6 48
11.6 Reliance on Section 3.8 49
11.7 Audit Committee Oversight 49
11.8 Pre-Approval Policies and Procedures 49
11.9 External Auditor Service Fees (By Category) 49
ITEM 12 PROMOTERS 50
12.1 Promoters 50
ITEM 13 LEGAL PROCEEDINGS AND REGULATORY ACTIONS 50
13.1 Legal Proceedings 50
13.2 Regulatory Actions 50

ITEM 14 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 50
14.1 Interest of Management and Others in Material Transactions 50
ITEM 15 TRANSFER AGENTS AND REGISTRARS 51
15.1 Transfer Agents and Registrars 51
ITEM 16 MATERIAL CONTRACTS 51
16.1 Material Contracts 51
ITEM 17 INTERESTS OF EXPERTS 52
ITEM 18 ADDITIONAL INFORMATION 54

ITEM 1 PRELIMINARY NOTES

1.1

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form (“AIF”) are the audited consolidated financial statements of Rubicon Minerals Corporation for the financial years ended December 31, 2006 and 2005,Management’s Discussion and Analysis for the financial year ended December 31, 2006, the Material Change Report of the Company dated June 16, 2006, the Management Information Circular dated July 7, 2006 for the Company’s 2006 Annual and Special Meeting held on August 8, 2006 and the Technical Report on the McFinley Gold Property dated December 9, 2005, copies of which may be obtained online on the SEDAR website at www.sedar.com.  All financial information in this AIF is prepared in accordance with generally accepted accounting principles in Canada.

1.2

Date of Information

All information in this AIF is as of December 31, 2006, unless otherwise indicated.

1.3

Currency

All amounts discussed are in Canadian Dollars, unless otherwise indicated.

1.4

Glossary of Terms

Certain terms used herein are defined as follows:

“2006 Circular” means the Management Information Circular dated July 7, 2006 for the Company’s 2006 Annual and Special Meeting held on August 8, 2006.

“AIF” means this Annual Information Form together with the documents incorporated by reference.

“AMEX” means the American Stock Exchange.

“Company” means Rubicon Minerals Corporation.

“Indicated Mineral Resource” – (NI43-101 definition) - that part of a “Mineral Resource” for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” – (NI43-101 definition) – that part of a “Mineral Resource” for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“MI 52-110” means Multilateral Instrument 52-110, Audit Committees, of the Canadian Securities Administrators.

“Measured Mineral Resource” – NI-43-101 definition – that part of a “Mineral Resource” for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Resource” – NI43-101 definition – a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Mineral Reserve” – NI43-101 definition – A Mineral reserve is the economically mineable part of a “Measured” or “Indicated Mineral Resource” demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.  CIM standards differ from United States standards.  Under United States standards, a “reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where “economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions, and while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner;

“net smelter return royalty” or “NSR” means the gross revenues as a payment realized from the disposition of product after deduction of limited deductions, such as cost incurred for sampling and assaying, transportation, insurance, treatment penalties, taxes on product or its disposition. A net smelter return is a share of the net revenues generated from the sale of metal produced by a mine;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.

“NI 51-102” means National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators.

“TSX” means the Toronto Stock Exchange.

“TSX Venture” means the TSX Venture Exchange.

Note to U.S. Readers:  All reserve and resource estimates contained in this annual report are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and CIM Standards.  While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States.  As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

ITEM 2 STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this AIF about anticipated future events or results are forward-looking statements. Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this AIF include statements regarding the Company’s future exploration plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessment and other expenses. The forward-looking statements that are contained in this AIF involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified under the heading “Risk Factors” in this AIF.  Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements.  The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading “Risk Factors” and to those that may be discussed as part of particular forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, exploration success, continued availability of capital and financing, inability to obtain required regulatory approvals and general market conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, the timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Forward-looking statements contained herein are made as of the date of this AIF and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

ITEM 3 CORPORATE STRUCTURE

3.1

Name, Address and Incorporation

Rubicon Minerals Corporation (the “Company”) was incorporated on March 4, 1996 under the Company Act (British Columbia) and was transitioned on June 23, 2005 under the Business Corporations Act (British Columbia).  At the 2005 Annual General Meeting held on June 23, 2005, the shareholders of the Company passed special resolutions to remove the pre-existing company provisions, to alter the Company’s authorized share structure to an unlimited number of common shares and to adopt new Articles.

The Company’s head office is located at Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 and its registered office is located at Davis & Company LLP, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

3.2

Inter-Corporate Relationships

The Company has two wholly owned subsidiaries, 691403 BC Ltd., incorporated under the Business Corporations Act (British Columbia) on March 31, 2004 and 1304850 Ontario Inc., incorporated under the Business Corporations Act (Ontario), on September 14, 1998. 691403 BC Ltd holds the Company’s interest in certain surface patents on the McFinley property in Red Lake, Ontario. 1304850 Ontario Inc. holds certain mineral properties that were acquired pursuant to the ERD agreement, executed in March, 2003. See “General Development of the Business – Ontario Properties – Red Lake” and “Investments – English Royalty Division”

ITEM 4  GENERAL DEVELOPMENT OF BUSINESS

4.1

Three Year History

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits through Company-funded and partner-funded exploration.  In addition, the Company selectively invests in other mineral exploration and resource companies that the Company deems to be of merit.

Over the past three years, the Company’s key assets were located in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador.  The Company also had a 60.3% investment in a subsidiary named Toquima Minerals Corporation (“Toquima”) that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States.  The Company also had a 39.6% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

On July 13, 2006, the Company completed a plan of arrangement re-organization with Carlin Gold Corporation, pursuant to which the Company exchanged 7,903,978 shares of Toquima Minerals Inc. with a carrying value of $1,128,969 for 4,347,186 shares of Carlin Gold Corporation (“Carlin”) and 3,556,790 shares of Constantine Metals Corporation (“Constantine”) with a total value at the plan agreement date of $1,264,636

Effective December 8, 2006, the Company closed a Plan of Arrangement (the “Arrangement”) under the Business Corporations Acts of British Columbia and Canada pursuant to an Amended and Restated Arrangement Agreement as of November 22, 2006 and effective as of July 6, 2006 among the Company, Paragon Minerals Corporation (“Paragon”), CopperCo Resource Corp. (now Africo Resources Ltd.) (“Africo”) and Africo Resources Ltd. (now Africo Resources (B.C.) Ltd.).

Under the terms of the Arrangement, on the Share Distribution Record Date, for each common share held in the Company, each shareholder of the Company received one new common share of the Company, one-sixth of a Common share in Paragon and 0.0924893 of a Common share in CopperCo.  As a result of the Arrangement, Paragon received all of the Company’s Newfoundland properties and CopperCo received the Company’s investment in Africo Resources (B.C.) Ltd.  The Company continues to hold its Ontario properties and its investments in companies with US properties.  The shares of Paragon commenced trading on the TSX Venture Exchange on December 15, 2006 and the shares of Africo commenced trading on the Toronto Stock Exchange on December 15, 2006.  Additional information is available in the Management Information Circular filed on SEDAR (www.sedar.com) in July 2006.

 Table 1, below illustrates the holdings of Rubicon prior to closing of the Arrangement, which is extracted from the above referenced Information Circular.

Table 1.

Table 2, below, shows the company structures and shareholdings after closing of the Arrangement:

Table 2

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

Property Acquisitions and Options

Ontario Properties – Red Lake

The Company controls approximately 40% of the exploration property overlying the Red Lake greenstone belt.  The Company’s key asset, the McFinley property, was acquired in 2002.  The Company’s other properties in the Red Lake camp are primarily funded by exploration partners who have optioned into the properties.

McFinley Property

Over the past three years, the Company has incurred approximately $5.5 million in exploration expenditures on its McFinley property.  Exploration work over this period has included:

2004 Exploration

•

In 2004, the Company spent $2.2 million on the property.

•

During the first quarter of 2004, the Company discovered a new high-grade gold zone at the McFinley Project, named the Phoenix Zone.

2005 Exploration

•

In 2005, the Company spent $2.5 million on the property.

•

During the first quarter of 2005, the Company completed a 7,491 metre diamond drilling program.  Drilling doubled the extent of the Phoenix Zone.  Mineralization in the main lens (PZ-1) now extends for 500 metres in strike length and to a depth of more than 200 metres below surface.

•

A previously unknown gold-bearing zone (CARZ) was discovered during the 2005 winter exploration program.  The newly discovered zone, located 75 metres structurally above the main Phoenix lens, now extends over a 120 metre strike length, 60 metres down dip and remains open in all directions.

•

A NI43-101 technical report was completed on the property in December 2005 and is available on www.sedar.com.

2006 Exploration

•

In 2006, the Company spent $732,431 on the McFinley property.

•

In the 3rd quarter of 2006, the Company completed a trenching program on the property.  The purpose of the trenching was to follow up on the Phoenix Zone and CARZ zone gold mineralization observed in drilling during 2005.

•

In 4th quarter of 2006, the Company completed an 11 hole, 1,490 metre diamond drill program.  The program was designed to test for the extension of the Phoenix Zone, both along strike and at depth.

The Company plans to continue exploration on the project during 2007.  Exploration will focus on expanding the current limits of mineralization and to investigate potential for development of multiple gold zones similar to those found at Goldcorp’s high-grade zone.

Other Red Lake properties

Over the past three years, the Company spent approximately $3.7 million in exploration on its other Red Lake properties, a majority of which was funded by partners who optioned properties from the Company.  Acquisitions and project options include:

Goldcorp Option

In 2003, the Company optioned up to a 70% interest in the 543 claims known as the Sidace Lake, Red Lake North and Adams Lake properties to Goldcorp Inc. (“Goldcorp”), whereby Goldcorp was required to spend $5,000,000 in exploration expenditures over 4 years, including a committed $750,000 first year expenditure (completed) to earn an initial 60% interest.  Goldcorp was required to complete a feasibility study to earn an additional 10% interest.  Goldcorp was also required to purchase 1,000,000 shares of the Company at $1.60 by way of private placement (completed in 2003).

Sidace Lake property - In the first half of 2004, the Company as operator completed a 3,000 metre drill program in the Sidace Lake area funded by partner Goldcorp.

Red Lake North Property – in the second half of 2004, Goldcorp funded geological mapping, prospecting and a small drill program.  In 2005, Goldcorp funded a drill program consisting of three holes (738 metres).  Goldcorp did not meet expenditure commitments in 2005 and the option at Red Lake North was terminated.

On April 18, 2006 the Company signed an option agreement with Solitaire Minerals Corporation (“Solitaire”) whereby Solitaire has the option to acquire a 55% interest in the Company’s Red Lake North Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 (completed) in exploration in the first year of the agreement.  Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company (issued).  Exploration is ongoing.

Adams Lake North Property – in the second half of 2004, Goldcorp funded geological mapping and prospecting.  In March 2005, Goldcorp funded a drill program consisting of two holes (612 metres) and a further five holes (1,346.8 metres) in August 2005.  Goldcorp did not meet expenditure commitments in 2005 and the option at Adams Lake was terminated.

East Bay West Property

In 2004, Wolfden Resources Ltd., as operator, funded a $0.6 million drilling exploration program on the East Bay West property where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres. Wolfden elected not to continue with its option on this project.

Slate Bay Property

In March 2005, the Company optioned its Slate Bay project, whereby King’s Bay Gold Corp. can earn a 51% interest in the property by spending $2.75 million in exploration costs over a four year period, commencing March 1, 2005 and including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement.  Kings Bay Gold made an initial payment of $10,000 and 25,000 of its common shares to the Company and is required to make additional payments of $90,000 in cash and share payments totalling $90,000 to the Company over the term of the agreement.  On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property.

DMC Property

In September, 2005, the Company signed an option agreement (effective date January 20, 2006) on its DMC property, whereby Agnico-Eagle Mines Ltd. has the option to acquire a 51% interest in the property by spending $2.25 million in exploration costs over a three year period, including a firm commitment to spend $500,000 in exploration in the first year of the agreement (completed).  Agnico-Eagle Mines Ltd. is required to make cash payments totalling $110,000 including a $25,000 firm commitment in the first year (completed).  Upon vesting, Agnico-Eagle will have a further option to increase its interest up to 65%.  Exploration is ongoing.

During 2006, Agnico funded a 3,832 metre drill program on the DMC property and incurred a total of $676,893 in exploration expenditures.  The program identified a permissive gold bearing environment on the project.  Agnico is required to spend a further $575,000 prior to January 2008 to maintain its option on the property.  In February 2007, Agnico funded a Phase I (1,500 metres) drill program on the property that is nearing completion.

West Red Lake property

During 2002, the Company granted Redstar Resources Corporation (“Redstar”) the right to earn up to a 70% interest in several of Rubicon’s properties (a total of 226 claim units) at the western end of the Red Lake gold camp.

In 2005, the Company and Redstar renegotiated a previous option agreement on the West Red Lake property.  Under the new agreement, Redstar is required to make a $25,000 cash payment in total to Rubicon and to a third party, and issue 250,000 of its common shares to Rubicon by February 28, 2005.   Over a four year period, Redstar must make additional cash payments of $175,000 and issue an additional $75,000 in common shares of Redstar and complete $1.1 million in work expenditures to earn a 51% interest in the property.  Redstar can elect to earn an additional 9% by spending an additional $3 million.  Redstar is currently operating the exploration programs on the properties.  Exploration is ongoing.

Manitou Property

On June 30 2005, the Company optioned the Manitou Property from prospectors the Bjorkmans. The property consists of 301 unpatented mining claims located in the Harper Lake and Lower Manitou Lake Townships, Kenora Mining Division, Ontario.  The Company has the right to acquire 100% interest in the property by making $210,000 ($40,000 paid) cash payments and 70,000 (25,000 issued) shares over three years to the vendor.

Humlin Property

On April 18, 2006, the Company signed an option agreement with Solitaire Minerals Corporation, whereby Solitaire has the option to acquire a 55% interest in the Company’s Humlin Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $250,000 (completed) in exploration in the first year of the agreement.  Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the Company (issued).

Hammell Lake Property

The Company acquired a 100% interest in the three unpatented mining claims comprising this property on March 7, 2003. The property is included in the Humlin Property option agreement with Solitaire and is undergoing active exploration.

McCuaig JV Property

In 2005, the Company earned a 60% interest in 3 unpatented claims (10 units) in Dome Township for which the Company paid $25,000 and incurred total exploration expenditures of $972,000.  The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003 (see “Investments- English Royalty Division”). The Company may, with its joint venture partner, purchase 50% of the NSR royalty for $200,000 and also retains a right of first refusal on the remaining NSR royalty.

In November 2006, the Company announced that the McCuaig Joint Venture (60% Rubicon, 40% Golden Tag Resources) approved a $200,000 drill program.  Exploration is ongoing in 2007.

Seargeant Property

On October 20, 2006, the Company vested a 100% interest in 2 unpatented mining claim units located in Blackbear Township.  The property is subject to a 2% NSR of which the Company may purchase 1% of the NSR royalty for $750,000.

Herbert Property Option

In January 2007, the Company vested a 100% interest in 23 unpatented mining claims (42 units) located in the Bateman and Blackbear Townships.  The property is subject to a 2% NSR royalty, of which the Company may purchase 1% of the NSR royalty for $1.0 million.

Newfoundland Properties

As previously noted, all of the Company’s Newfoundland properties were transferred to Paragon Minerals Corporation as part of the Plan of Arrangement which completed on December 8, 2006.  Therefore, any existing obligations or rights of the Company under the agreements described in this section are now obligations and rights of Paragon.

Between 2004 and 2006, the Company spent approximately $8.8 million in exploration, of which $4.85 million was funded by partners who optioned into the Company’s properties.  A total of $0.5 million was provided by the Government of Newfoundland & Labrador under its junior exploration assistance program.   Key Newfoundland projects, acquisitions and property options include:

Golden Promise Trend Gold Properties

In 2004, the Company acquired a 100% interest in approximately 1,998 claims by map staking and an additional 978 claims were acquired under option from a third party (or fall within an area of interest with the third party) with the Company able to obtain a 100% interest in the claims through 6 option agreements by making cumulative cash payments of $464,000 ($218,100 paid) and common share issuances of 195,000 over four years (55,000 shares issued and also $40,000 paid in lieu of 30,000 shares).  The Company has also granted a 1.5% – 2.5% NSR royalty on the optioned claims and has the right to buy back 0.5% - 1.5% of the NSRs for $1,250,000 - $1,500,000 at any time

In 2005, the Company had a 100% interest in approximately 2,353 claims acquired by staking. In addition, the Company had entered into four option agreements to earn a 100% interest in 489 claims by making cumulative cash payments of $382,000 ($297,000 paid) and common share issuances of 170,000 (170,000 issued or cash in lieu paid).  The properties are subject to 2.0% – 2.5% NSR royalties on the optioned claims and the Company has the right to buy back 1.0% - 1.5% of the NSR royalties for $1 million - $1.5 million at any time.

In 2006, the Company held a 100% interest in 1838 claims acquired by staking and 537 claims acquired through option agreements for aggregate consideration of $347,000 in cash and the issuance of 180,000 common shares.   In addition, the Company has 2 option agreements to earn a 100% interest in a total of 145 claims for aggregate consideration of $95,000 in cash ($50,000 paid) and the issuance of 40,000 common shares or $57,500 cash in lieu of shares (5,000 shares issued and $12,500 cash paid in lieu).  The properties are subject to 2.0% – 2.5% NSR royalties on the optioned claims and the Company has the right to buy back 1.0% - 1.5% of the NSR royalties for $1 million - $1.5 million at any time.

Key properties and options to third parties include:

Golden Promise Property (Crosshair - Golden Promise Option)

In August 2003, the Company optioned a 70% interest in 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer Dome Canada Limited (“Placer”).

In 2004 and 2005, Placer spent approximately $1.7 million on exploration of the Golden Promise gold project. The exploration programs included diamond drilling at Jaclyn Zones and a preliminary evaluation of the approximately 580 square km including regional prospecting, geological mapping, soil geochemistry and a high resolution airborne magnetic and electromagnetic survey that identified numerous new gold targets.  Placer notified the Company in March 2005 that it has elected to withdraw from the exploration agreement covering the Golden Promise gold project.  The property reverted 100% back to the Company.

In December 2005, the Company completed a NI43-101 technical report on the Golden Promise property which is available on the SEDAR website (www.sedar.com).   Exploration since June 2002 on the Golden Promise property comprises a total of 5,736 metres of diamond drilling in 46 holes, 8,250 line kilometres of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line kilometres of grid, excavation of 16 trenches, collection of 5,624 B-horizon soil samples, 226 MMI (Mobile Metal Ion) soil samples, 2,334 rock float, grab and channel samples and regional and detailed geological mapping.

On May 1, 2006 the Company signed an option agreement on the Golden Promise property with Crosshair Exploration and Mining Corporation (“Crosshair”) whereby Crosshair can earn a 60% interest in the Company’s Golden Promise project in Newfoundland by issuing 80,000 Crosshair common shares (20,000 issued), incurring $4 million in exploration expenditures and by paying all underlying property payments, all over a 4 year period.

In August 2006, Crosshair completed a Phase I diamond drill program (15 holes, 2415 metres) at the Golden Promise project and in November 2006 Crosshair began a Phase II diamond drill program (12 holes, 3000 metres).

South Golden Promise, Barren Lake and Victoria Lake Properties (Crosshair - Victoria Lake Option)

In 2004, the Company optioned a 60% interest in eleven mineral licenses known as the Victoria Lake Option (South Golden Promise, Barren Lake and Victoria Lake properties) to Crosshair in consideration for Crosshair incurring $1.75 million in exploration expenditures and issuing 400,000 common shares (issued) to the Company.

In 2006, Crosshair completed diamond drill programs on the South Golden Promise and Victoria Lake properties.  Exploration is ongoing.

Victoria Lake 10188M Property (Crosshair - Victoria Lake Option)

The Company can earn a 100% interest in the property (2 mineral licenses, 139 claims) by making cash payments totalling $60,000 ($15,000 paid) and 40,000 Company shares (5,000 paid).  The agreement is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1.0%.   In 2006, Crosshair accepted the property into the Victoria Lake Option Agreement.

Glenwood-Botwood Trend Gold Properties

In 2004, the Company entered into eight option agreements with prospectors to earn a 100% interest in a total of 1,211 claims for aggregate consideration of $614,000 ($330,000 paid) in cash and the issuance of 252,000 common shares, of which 74,000 common shares can be paid in cash in the amount of $74,000 (123,000 issued, $24,000 paid) over four years, and the granting of 2% NSRs of which 1% can be purchased for varying amounts between $1 million to $2.5 million at any time.  The Company also has a 100% interest in an additional 2,340 claims acquired by staking.

In 2005, the Company held a 100% interest in 1187 claims acquired by staking.  In addition, the Company has entered into ten option agreements to earn a 100% interest in a total of 680 claims (reduced from 879) for aggregate consideration of $973,360 in cash ($533,860 paid) and the issuance of 422,000 common shares, (251,000 issued or cash in lieu paid).  The properties are subject to NSR royalties varying from 2-3% of which 50%- 60% can be purchased for varying amounts between $1.0 million to $3.0 million at any time.

In 2006, the Company held a 100% interest in 788 claims acquired by staking and 428 claims acquired through option agreements for aggregate consideration of $541,000 in cash and the issuance of 272,000 common shares.   In addition, the Company has three option agreements to earn a 100% interest in a total of  77 claims for aggregate consideration of $437,360 in cash ($97,360 paid) and the issuance of 150,000 common shares ($37,500 cash in lieu paid).  The properties are subject to NSR royalties varying from 2-3% of which 50%- 60% can be purchased for varying amounts between $1 million to $3.0 million at any time.  Annual advanced royalty payments that vary from $7,500 to $25,000 must be made on several properties starting in 2007.

JBP Linear (H-Pond) Property

During 2004, an exploration program on its 100% controlled H-Pond project located 10 kilometres from the town of Gander led to the discovery of multiple, thick, extensively veined and altered, gold-bearing zones interpreted to extend over a minimum distance of four kilometres based on diamond drilling, trenching, gold bearing float and gold in-soil anomalies.  In 2004, the Company completed an 8 hole (1,395 metre) diamond drill program.

In 2005, the Company completed a 20 drill hole (3,552 metre) diamond drilling program that intersected additional high grade gold mineralization.  The drilling extended the H-Pond mineralized zone over a strike length to 450 metres and to a vertical depth of 250 metres.  Twelve of the twenty holes that have tested the H-Pond prospect contained visible gold.  Additional prospecting on the property led to the discovery of a new gold float occurrence approximately 2.7 km north-northwest of the current drilling.  This new gold float occurrence is a further indication that the H-Pond system is extensively developed on the Company claims.  The Company controls approximately 35 kilometres of strike potential along this prospective belt.  In December 2005, the Company completed a NI43-101 technical report on the H-Pond project (JBP Linear property) which is available on the SEDAR website (www.sedar.com).

In November, 2006, the Company initiated a 9-hole (2000 metres) diamond drill program on the JBP Linear property.   This program was continued by Paragon following the completion of the Plan of Arrangement.

Huxter Lane Project (Meridian - Huxter Lane JV Option)

In December, 2004, the Company optioned four mineral licenses known as the Huxter Lane Property to Meridian Gold Company (“Meridian”). Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending $1,000,000 over a period of three years, making the underlying cash payments to the vendor and by paying the Company approximately $61,400.   Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. The target is a bulk tonnage intrusive-related gold deposit.

In 2005, Meridian funded and Rubicon operated a systematic program of soil sampling, prospecting, trenching and IP ground geophysical surveying on the Huxter Lane Property.

In 2006, Meridian funded a high-resolution airborne magnetic/electromagnetic survey over the entire property and completed a Phase 1 diamond drill program (18 holes totalling 2,239 metres).   Additional drilling is planned for 2007 by Paragon and Meridian Gold.

Wings Point and Glenwood Break Property

In 2003, the Company optioned a 60% interest in approximately six mineral licenses known as the Wings Point Property, eleven mineral licenses known as the Glenwood Break Property to Crosshair in consideration for Crosshair incurring $1.5 million and $2.0 million respectively in exploration expenditures and issuing 800,000 common shares (400,000 issued) to the Company.  Crosshair terminated its option on the project in 2005.   The Company is looking for partners to advance these projects.

Other Gold Properties

Avalon Gold project

In February 2004, the Company entered into an agreement with IAMGold Corporation (“IAMGold”), whereby IAMGold could earn an initial 55% interest in its Avalon Gold Project.  During 2005, IAMGold terminated its option on the project after incurring a total of approximately $600,000 of exploration expenditures and making $42,750 of underlying property payments.

IAMGold funded a $0.6 million exploration program that included an 8 drillhole (1,500 metres) reconnaissance-drilling program.  IAMGold notified the Company of its decision to terminate its option on this property in 2005.

The Company returned the claims to the vendors in 2006.

New World Gold Property

In 2005, the Company acquired a 100% interest in 231 claims (reduced from 455) for aggregate cash consideration of $57,000 (paid) and the issuance of an aggregate of 45,000 common shares (issued).  The property is subject to a 2.0% NSR royalty, of which the Company may purchase 50% for $1.0 million. Annual advanced royalty payments of $15,000 are required starting on April 19, 2007.  The Company completed geological mapping and prospecting in 2004-2005 and completed a high-resolution airborne magnetic and electromagnetic survey in 2006.  Drilling is planned for 2007 by Paragon.

Star Track Gold Property

The Company has an option to acquire a 100% interest in 158 claims (3950 hectares). Cash payments of $62,000 and share payments of 150,000 have been issued.  An amending agreement allows for a postponed final payment later in 2006 by Paragon.  The property is subject to a 2% NSR of which 50% can be purchased for $1,000,000.  Paragon is looking for a partner to advance this project.

Base Metal Properties

Point Leamington

The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares.  The property is subject to a 2% NSR royalty, of which the Company may purchase 25% for $500,000.

In 2004, the Company completed an option agreement with TLC Ventures Corp. (“TLC”), whereby TLC could acquire a 100% interest in the Point Leamington Property located in north-central Newfoundland in exchange for 150,000 common shares of TLC and $125,000 in cash.  TLC was required to issue an additional 75,000 common shares and pay $75,000 in cash on the 1st and 2nd anniversary dates of the agreement.  If TLC were to sell the property during the option period, the Company would have received 50% of the gross proceeds less consideration already paid by TLC.  The Company retained the right of first refusal to purchase a 2% NSR royalty.    TLC satisfied the above option terms to earn a 100% interest in the property in 2006.

Seal Bay Property

In 2005, the Company completed exploration expenditures of $205,000 (total $700,000) to earn a 51% interest according to an amended agreement dated July 15, 2002.  The Company is in the process of formalizing a joint venture with the Optionor.  No exploration work was carried out in 2006.

West Cleary Property

The Company earned a 51% interest in a mineral license by incurring exploration expenditures of $81,387.  No exploration work was carried out in 2006.

Harpoon Property

In January, 2005, the Company entered into an option agreement whereby it can acquire a 100% interest in the 5 mineral licences (225 claims) by completing option payments totalling $95,000 and 10,000 common shares over 3 years.  The property is subject to a 2.0% NSR of which 1.0% can be purchased by the Company for $1.0 million with a right of first refusal on the remaining 1.0%.  The Company completed a limited program of geological mapping, trenching, prospecting and soil sampling in 2005.

Lake Douglas Properties

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas West property, Lake Douglas area, Central Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totalling $50,000 over 5 years.  The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas East property, Lake Douglas area, Central Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totalling $470,000 over 5 years and share payments of 175,000 shares of the Company over 5 years.  The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

Investments

Toquima Minerals Corporation

On December 17, 2003, the Company exchanged all of its shares of its wholly-owned subsidiary Rubicon Minerals USA. Inc. (“Rubicon USA”), the sole asset of which was the Palmer property located in Alaska, USA, in consideration for 4.8 million shares of Toquima Minerals Corporation (formerly 650261 BC Ltd., “Toquima”), a private British Columbia corporation which was then also a wholly-owned subsidiary of the Company.  On December 23, 2003, the Company exchanged its interest in Fremont Minerals Corporation (“Fremont”), a private Nevada corporation which holds certain mineral property interests in that State (an interest which the Company acquired earlier in 2003 for $300,000 in cash) in consideration for an additional 1.2 million common shares of Toquima.

At December 31, 2004, the Company held a 60.3% interest in the outstanding common share capital of Toquima.

On July 13, 2006, the Company completed a plan of arrangement re-organization with Carlin Gold Corporation, pursuant to which the Company exchanged 7,903,978 shares of Toquima Minerals Inc. (64.2%) with a carrying value of $1,128,969 for 4,347,186 shares of Carlin Gold Corp. (“Carlin”) and 3,556,790 shares of Constantine Metal Resources Ltd. (“Constantine”) with a total value at the plan agreement date of $1,264,636.  A gain of $135,667 was recorded for this transaction. 90% of the Carlin and Constantine shares were placed in escrow, with 15% to be released every 6 months over 3 years.  After completion of the plan and Constantine’s initial public offering, the Company owned approximately 13% of Carlin and 24% of Constantine.

Africo Resources Ltd.

During 2004, the Company acquired a 60% interest in Africo Resources Ltd. (subsequently re-name Africo Resources (B.C.) Ltd. (“Africo BC”), a British Columbia private company that  acquired a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. During 2004, the Company resold part of its investment for a gain of $684,174.  As at December 31, 2005, the Company owned 37.4% of Africo BC.

During 2005, Rubicon invested a further $4.2 million through Africo BC private placements to bring its ownership in Africo BC to 7.3 million shares or 37.4%.  At December 31, 2005, the Company held a 37.4% interest in Africo BC.

In January 2006, an additional 284,401 shares were purchased to bring the investment to 7.6 million shares, 38.8% with an average investment cost per share of $0.92.

In February 2006, the Company received a new NI43-101 compliant mineral resource statement from Africo BC prepared by RSG Global Ltd. of Perth, Australia, for the Kalukundi deposit. The new estimate, which updated the previously released Inferred Resource, was based on incorporation of 61 additional drill holes which comprise part of the ongoing feasibility study.

In September 2006, the Company held a 39.6% interest in Africo BC. Upon completion of the Company’s plan of arrangement described below (see “Plan of Arrangement” –, this Section), those shares were transferred to a new corporation (CopperCo Resource Corp., subsequently re-named Africo Resources Ltd.), a pro-rata portion of the shares of which were distributed to the shareholders of Rubicon.

English Royalty Division (“ERD”)

In 2003, the Company acquired rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English in exchange for $500,000 and 250,000 of the Company’s shares.   As part of the agreement, the Company engaged Perry English as a consultant for a period of two years at an annual rate of $75,000, renewable for another two years at Perry English’s option, to acquire additional mineral properties of merit for optioning to third parties.  Subsequent to 2004, Perry English has elected to extend the consultancy agreement.  Mr. English is also entitled to a bonus on cash and share option payments received from the mineral properties in the ERD if a minimum of $150,000 of option payments are received, payable as follows: 10% on receipts to $300,000, 15% on the next, $50,000, 17.5% on the next $100,000 and 20% on the next $400,000.

In addition, the initial portfolio of mineral properties in the ERD included 14 mineral properties optioned to the Company that it now owns through the ERD.  As a result, the Company eliminated and saved $9,000 in option payments in 2003, $123,000 in 2004 and another $87,000 in 2005 for a total of $219,000.

During 2003, the Company spent $1.0 million (comprised of the initial acquisition costs, consulting fee and bonus paid to Perry English, and cost of new additional mineral properties and costs) and recovered $0.4 million in cash and share option payments.  As at December 31, 2003, the English Royalty Division properties had a carrying book value of $0.6 million (excluding saved option payments).

During 2004, the Company spent $400,000 in acquisition costs and recovered $600,000.  As at December 31, 2004, the English Royalty Division properties had a book value of $400,000 (excluding saved option payments).

During 2005, the Company spent $162,000 in acquisition costs and recovered $140,000.  As at December 31, 2005, the English Royalty Division properties had a book value of $442,974 (excluding saved option payments).

During 2006, the Company spent $109,000 in acquisition costs and recovered $490,000.  As at December 31, 2006, the English Royalty Division properties had a book value of 62,000 (excluding saved option payments).

Combined with the savings in option and advance royalty payments, the Company expects to recover all its initial and subsequent costs included to date during 2007 at which point it will have acquired rights to cash and share option payments and royalty interests in a substantial number of mineral properties for little or no cost.  The Company however expects to continue to acquire additional mineral properties of merit for optioning to third parties.

Future cash and option payments are dependent on third parties maintaining the mineral properties optioned from the ERD and the value of its contractual interests in its ERD properties is dependent on the exploration results carried out by optionees.

Financings

On January, 5 2004, the Company closed a non-brokered financing with Goldcorp Inc., announced on November 21, 2003.  The Company issued 1,000,000 common shares to Goldcorp (GG.NYSE; G.TSX) at $1.60 per share for gross proceeds to the Company of $1,600,000.

On December 23, 2004, the Company completed a brokered flow-through financing for an aggregate of 3,093,428 shares at $1.40 per share to raise aggregate gross proceeds of $4,330,800.  The Company closed on a total of $2,380,800 and issued 1,700,571 shares on December 23rd along with the irrevocable commitment to close a further $550,000 on December 30th and $1,400,000 on or before January 17, 2005 both at $1.40 per share.   A commission was payable in cash equal to 8% of the gross proceeds of the offering and broker warrants equal to 10% of the number of flow-through shares sold pursuant to the offering.  The broker warrants entitled the Agent to subscribe for common shares at a price of $1.40 per share exercisable for 2 years following closing.

On August 16, 2005, the Company closed a brokered private placement of 9,232,000 units at $0.65 per unit to raise gross proceeds of $6,000,800.  Each unit consisted of one common share and one-half transferable common share purchase warrant with each whole warrant entitling the holder to purchase one common share at $0.85 per share until August 16, 2007.

On April 12, 2006, the Company closed a brokered private placement of 7,640,560 common shares at $1.48 per share for proceeds of $10.6 million net of a 6% commission to the underwriters.  Proceeds of the financing are being used to fund ongoing explorations on the Company’s Red Lake properties, costs associated with the plan of arrangement and general working capital.

Other Share Issuances

During the fiscal year ended December 31, 2004, the Company issued 123,827 of its common shares at a value of $164,372 for mineral properties, issued 195,064 broker warrants having a fair value of $118,417, and received 1,345,282 common shares of other companies valued at $626,282 pursuant to the terms of property joint venture agreements

During 2004, stock options were exercised to purchase 79,000 common shares at a weighted average price of $0.86 per share for cash proceeds of $80,685 and 525,161 common shares were issued for cash proceeds of $629,333 on exercise of share purchase warrants.

During the fiscal year ended December 31, 2005, the Company issued 159,000 of its common shares at a value of $151,520 for mineral properties, and received common shares of other companies valued at $232,626 pursuant to the terms of property and joint venture agreements.

During 2005, stock options were exercised to purchase 300,000 common shares at prices ranging from $0.76 to 0.86 per common share for cash proceeds of $245,500 and 482,493 common shares were issued at prices ranging from $1.05 to $1.25 per common share for cash proceeds of $559,318 on exercise of share purchase warrants.

During the fiscal year ended December 31, 2006, the Company issued 101,000 of its common shares at a value of $130,720 for mineral properties, and received common shares of other companies valued at $ 1,833,570 pursuant to the terms of property and joint venture agreements including shares received in Constantine and Carlin

During 2006, the Company also issued 2,128,813 common shares on the exercise of warrants and agent’s options for cash proceeds of $1,779,452 and issued 760,628 common shares from the exercise of options for cash proceeds of $817,284 for total net cash proceeds of $2,596,737 in 2006.

Plan of Arrangement

Effective December 8, 2006, the Company closed a Plan of Arrangement (the “Arrangement”) under the Business Corporations Acts of British Columbia and Canada pursuant to an Amended and Restated Arrangement Agreement as of November 22, 2006 and effective as of July 6, 2006 among the Company, Paragon Minerals Corporation (“Paragon”), CopperCo Resource Corp. (now Africo Resources Ltd.) (“Africo”) and Africo Resources Ltd. (now Africo Resources (B.C.) Ltd.).

Under the terms of the Arrangement, on the Share Distribution Record Date, for each common share held in the Company, each shareholder of the Company received one new common share of the Company, one-sixth of a Common share in Paragon and 0.0924893 of a Common share in CopperCo.  As a result of the Arrangement, Paragon received all of the Company’s Newfoundland properties and CopperCo received the Company’s investment in Africo Resources (B.C.) Ltd.  The Company continues to hold its Ontario properties and its investments in companies with US properties.  The shares of Paragon commenced trading on the TSX Venture Exchange on December 15, 2006 and the shares of Africo commenced trading on the Toronto Stock Exchange on December 15, 2006.  Additional information is available in the Company’s Management Information Circular filed on SEDAR (www.sedar.com) in July 2006 as well as in subsequent SEDAR filings.

Current Fiscal Year - 2007

On February 25, 2007, the Company entered into a Letter Agreement (“Letter Agreement”) with Evanachan Limited (“Evanachan”), McEwen Capital Corporation (“McEwen Capital”) and Lexam Explorations Inc. (“Lexam”), collectively “McEwen”, wherein the Company agreed to acquire a 513,000 acre land package from Evanachan and McEwen Capital in the area of the Pogo gold mine in Alaska and also to acquire a 225,000 acre land position in northeast Nevada from Lexam (together, the “Property Acquisitions”), both in exchange for shares of the Company (estimated to be 31,428,571 shares for the Alaska properties and 8,571,429 shares for the Nevada properties) at a deemed value of $0.70 per share.  Evanachan, Lexam and McEwen Capital are each controlled by Robert McEwen (“McEwen”), former Chairman and CEO of Goldcorp Inc.

Under the Letter Agreement, McEwen, through the companies he controls, agreed to purchase by way of private placement of a minimum $10 million in units of the Company (each, a “Unit”), and will on a best-efforts basis, attempt to place up to an additional $5 million, for a total of $15 million (the “Offering”).  Each Unit will consist of one common share of the Company and one-half of one warrant, with each whole warrant entitling the holder to purchase one common share of the Company for a price of $1.50 for two years from the date of issuance.

After giving effect to all the proposed transactions, present shareholders of the Company will own approximately 51.6% of the common shares of the Company (on the assumption that all of the warrants issued in connection with the Units are exercised).

Other terms of the Letter Agreement include:

▪

McEwen has agreed to act as strategic advisor to management of the Company for a minimum period of two years;

▪

McEwen will have a right of first refusal to participate pro rata in all debt and equity financings so long as he holds a minimum 10% interest in the Company on an undiluted basis;

▪

McEwen agrees to vote or cause shares under his direct or indirect control to support the management and management proposed board slate for 2 years from the date of the closing of the Offering;

▪

McEwen shall have the right to nominate one designee to be a member of the board of directors of the Company;

▪

The Company will spend a minimum of $5 million in Red Lake and $0.5 million on the Nevada properties in the first year following closing of the Offering and the Property Acquisitions, and will spend $2.5 million per year in the first two years on the Alaska properties.  Future programs will be results dependent.

The Letter Agreement is subject to:

▪

legal and title due diligence to the sole satisfaction of each party;

▪

The Company’s board of director approval;

▪

Lexam board of director approval;

▪

regulatory approvals; and

▪

The Company’s and, if applicable, Lexam shareholder approvals.

Evanachan and Lexam would be entitled to a termination fee of 3% of the value of the proposed transactions (approximately $1.26 million) to be allocated in proportion to their ownership in the Company if the shareholders of the Company reject the proposed transactions.

General Developments

The mineral exploration and development business is intensely competitive and as such the Company must maintain and enhance its high technical abilities in order to compete in raising capital and delivering exploration results.  See “5.1 General - Competitive Conditions”.

The Company continues to see industry-wide consolidation of the senior resource company producers.  This trend will continue to be important in the mineral exploration business, as to a certain extent, senior producers no longer have the capacity to conduct exploration and generate exploration concepts internally.  The lack of pipeline exploration projects developed by the senior producers will cause an increasing reliance on the junior mineral exploration companies to supply exploration projects that will become tomorrow’s mines.  Therefore, the Company views the mineral exploration sector as a growth business for qualified and financed companies.

4.2

Significant Acquisitions

The Company has not made any significant acquisitions during the financial year ended December 31, 2006 that would require the Company to file a Form 51-102F4 Business Acquisition Report under Part 8 of NI 51-102.

ITEM 5 DESCRIPTION OF THE BUSINESS

5.1

General

The Company is a mineral exploration company engaged in the acquisition, exploration, and development of exploration properties and its financial success is dependent upon its ability to discover economically exploitable mineralization.  The probability of such success is difficult to quantify and the amount of resulting income, if any, cannot be determined with any certainty.

The Company is exploring its mineral properties in order to determine whether these properties contain economically recoverable mineral resources.  The Company’s current properties do not at this time have any known or identified mineral reserves. A NI43-101 resource is present at the McFinley property (see “Phoenix Gold project (formerly McFinley Gold Property)”)

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and accounting.  While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, the Company has found it can locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions

The resource industry is intensely competitive in all of its phases.  The Company competes with many companies possessing greater financial and technical facilities.  Competition could adversely affect the Company’s ability to acquire suitable projects in the future.  See Item 5.2 - “Risk Factors”.

Business Cycles

The mineral exploration business is subject to mineral price cycles.  The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Economic Dependence

The Company’s business is not substantially dependent on any contract, such as a contract to sell the major part of its production to one or more specific purchasers.

Changes to Contracts

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

The Company currently conducts its exploration and development activities in Canada principally in Ontario. Such activities are subject to various laws, rules and regulations governing the protection of the environment.  All of the Company’s activities are in compliance in all material respects with applicable environmental legislation.

Employees

As of the date of this AIF, the Company has eight full-time employees and four part-time employee(s).  The Company also relies on consultants to carry on many of its activities and, in particular, to supervise work programs on its mineral properties.

Bankruptcy, Receivership or Similar Proceedings

There has been no bankruptcy, receivership, or similar proceedings against the Company, or any voluntary bankruptcy, receivership or similar proceedings by the Company or any of its subsidiaries within the three most recently completed financial years and up to the date of this AIF.

Material Reorganization

There has been no material reorganization of the Company within the past three financial years or completed during the current financial year and no material reorganization proposed for the current financial year, except for the Arrangement.  See Item 4.1 “Three Year History - 2006”.

Social or Environmental Policies

The Company is and has been carrying out exploration in Canada, principally in Ontario.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including posting of reclamation bonds.  The Company has adopted and is committed to an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  All of the Company’s activities are in compliance in all material respects with applicable environmental legislation.  See Item 5.2 - “Risk Factors”.

5.2

Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business.  The following factors should be considered:

No known Reserves

The Company’s properties are in the exploration stage and are without a known body of commercial ore. A NI43-101 Inferred Resource is present at the McFinley property (see “Phoenix Gold project (formerly McFinley Gold Property”). The Company has no proven or probable resources on its properties.

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  The Company has not defined or delineated any proven or probable reserves or resources on any of its properties.  Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.  See “Statement Regarding Forward-looking Statements” and “Glossary of Terms” above.

Development of any of the Company’s properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties.  Several years may pass between the discovery of a deposit and its exploitation.  Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks.  The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company conducts exploration activities in the Canadian Provinces of Ontario and British Columbia.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds.  In Canada, extensive environmental legislation has been enacted by federal and provincial governments.  Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water.  All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations.  The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.

Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

On the McFinley Gold Project, there are a number of mine structures (head frame, bulk sample process plant) and mine features (unused tailings and settling ponds, rock dumps) which were used by the previous owners to gain underground access and stockpile mill feed.   The mill was never operational and the stockpiled feed was never processed.  The Company conducts on-going general rehabilitation activities to ensure the site is safe and secure.  There are no immediate and material environmental concerns or liabilities based on consulting reports from URS Corporation and AMEC Engineering. Relatively minor environmental issues exist that can readily be addressed on final closure of the site. Water quality in the receiving environment meets prevailing norms.

See also “Governmental Regulation” below.

Additional Financing and Agreements with Other Parties

The Company has to-date been able to raise sufficient equity financing to undertake and carry out exploration on its principal and other properties.  The Company also relies on corporate partners to fund a number of its properties in Ontario and, prior to the plan of arrangement completed in December, 2006, in Newfoundland.  Additional future exploration of the Company's properties depends on the Company's ability to obtain additional required equity or partner financing.

As of December 31, 2006, the Company had cash and cash equivalents of approximately $11.25 million when short term investments in bankers’ acceptances are included.  Working capital at December 31, 2006 was $11.5 million.  In 2007, up to March 29, 2007, the Company had raised an additional $247,945 thousand from exercise of options and warrants. The Company will continue to incur exploration and assessment costs and intends to fund its operations from working capital. In the event that the contemplated transactions in the Letter Agreement with McEwen are completed, the Company anticipates that it will incur approximately $8.5 million in exploration and assessment costs and administrative and other expenditures during the year ending December 31, 2007. In the event the contemplated transactions in the Letter Agreement are not completed, the Company anticipates that it will incur approximately $5 million in costs during the year December 31, 2007. The Company’s ability to continue its future exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.

There is no assurance that additional funding will be available to allow the Company to maintain its mineral properties in good standing.  The lack of additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in its mineral properties.

Competition

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned.  The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties.  Before a number of claims under option can be recorded in the Company’s name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations.  There are no assurances that the underlying title holder will assign title.  As at the date of this annual report, approximately 36% of claims have yet to be recorded in the Company’s name.

Governmental Regulation

Exploration activities on the Company’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.  Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties.  Exploration on the Company’s properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure.  The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.  Mineral exploration primarily falls under provincial jurisdiction.  However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company’s projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Ontario

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where the Company holds some of its mineral claims.  The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.  The Company is not required to obtain a work permit for exploration activities on its Ontario properties.

The Acts and Regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, Crown Timber Act, Fisheries Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protections Act, and Gasoline Handling Act.

Management

The Company is dependent upon a number of key directors, officers and employees:  David W. Adamson, President and CEO; Robert G. Lewis, CFO, and, William J. Cavalluzzo, Vice-President – Investor Relations and Michael Vande Guchte, Manager of Business Development.  The loss of any one or more of the named directors, officers and employees could have an adverse effect on the Company.  The Company has entered into management contracts with Messrs. Adamson, Lewis, Cavalluzzo and Vande Guchte.  See “Item 10. Directors and Officers”.  The Company does not maintain key person insurance on any of its management.

Conflicts of Interest

Certain directors of the Company are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The officers and directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

Limited Operating History:  Losses

The Company has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in all years of its operations, including losses of $3,787,920, $3,644,284 and $4,082,836 in the years ended December 31, 2006, 2005 and 2004, respectively.  The Company has no mineral properties in development or production and has no revenues from operations.  The Company does not anticipate it will earn any revenue in 2007 and anticipates it will incur losses for the foreseeable future.  There can be no assurance that the Company will operate profitably in the future, if at all.  As at December 31, 2006, the Company’s deficit was $19,629,463.

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the price of the Company’s Shares fluctuated from a high of $1.85 to a low of $0.84 per share during the financial year ended December 31, 2006.  There can be no assurance that the continual fluctuations in price will not occur.

Shares Reserved for Future Issuance:  Dilution

As at December 31, 2006 there were 3,798,748 options outstanding at a weighted average price of $0.73 per share and 3,127,396 warrants at a weighted average price of $0.85 (net proceeds to Rubicon*). As at March 29, 2007, there were 4,374,624 options outstanding at a weighted average price of $0.71 per share and 2,534,452 warrants at a weighted average price of $0.80 (net proceeds to Rubicon*) outstanding pursuant to which shares may be issued in the future, which will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors.

* Note: Under the terms of the Arrangement, Rubicon, acting as agent for Paragon and CopperCo (now Africo Resources Ltd.) is required to distribute net proceeds from warrant exercises after the Effective Date of the Arrangement such that Rubicon will receive 51.2% of the net proceeds per warrant exercised, Paragon will receive 5.8% of the net proceeds per warrant exercised and CopperCo will receive, on behalf of Rubicon, 43% of the net proceeds per warrant exercised, following which CopperCo will remit any such amount received to Rubicon. The term ‘net proceeds to Rubicon’ reflects the total receipts to Rubicon as a result of this process.

Risk Associated with the Issuance of Flow-Through Shares

The Company has financed its past exploration activities and operations primarily through the issuance of equity, including flow-through shares.  Under the Income Tax Act (Canada), exploration companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration.

In general, in such circumstances the Company agrees to incur certain qualifying expenditures and to renounce the related tax deduction to the investor within the time frame specified in the given agreement.  In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract.  However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance.  The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures.  In addition, the Company could be required to pay a penalty and interest to Revenue Canada for failure to make and renounce such qualifying expenditures.

Although the Company believes it will make the qualifying expenditures based on its current operating plan and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will make the qualifying expenditures or renounce such deductions in a timely manner.  The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

Dividend Record and Policy

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its Shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Shares are entitled to an equal share of any dividends declared and paid.

5.3

Companies with Asset-backed Securities Outstanding

N/A

5.4

Companies with Mineral Projects

The following is a summary of the Company’s principal property interests, segregated by geographical location.  The Company does not have any assets or mineral properties that are currently in production or contain a reserve.

Red Lake Mining Division, Ontario

The majority of the Company’s Ontario mineral properties are located in the Red Lake gold camp which is situated in the Red Lake greenstone belt, an accumulation of Archean-age metavolcanic, metasedimentary and intrusive rocks comprising a portion of the Uchi Province of the Canadian Shield.  The belt is recognized for its high-grade, highly profitable gold mines, which include the world class Campbell (formerly Placer Dome, now Goldcorp) and Red Lake (Goldcorp) mines.

The High Grade Zone at the Red Lake Mine contains 4.6 million ounces of gold with an average grade of 2.35 ounces of gold per ton (80.56 g/t gold) (source Goldcorp website).  Combined, the Campbell-Red Lake ore bodies contain 22 million ounces at an average grade of 0.66 oz/ton (22.62 g/t) gold (past production and reserves). In 2006, the Campbell Complex was scheduled to produce more than 200,000 ounces gold (source Goldcorp website).  Accordingly, there is demonstrable economic rationale for exploring within the Red Lake camp for similar deposits.

Gold was first discovered in the Red Lake area during the mid-1920s and by the mid-1930s several producing gold mines were in operation. Since that time the Property has been intermittently explored by numerous companies and prospectors. Exploration by previous owners, consisting of mapping, trenching, drilling and geochemical and geophysical surveys, has identified numerous gold occurrences on the Property.

The Red Lake greenstone belt (“RLGB”) records a volcanic history that spans 300 Ma, and is represented by seven volcano-sedimentary assemblages (Balmer, Ball, Bruce Channel, Trout Bay, Slate Bay, Huston, and Confederation). The oldest and most economically important is the 2.94 – 2.96 billion year old Balmer assemblage, which consists of tholeiitic and komatiitic flows and ultramafic intrusive rocks intercalated with lesser felsic volcanic, clastic and chemical sedimentary rocks. The majority of gold occurrences and all of the >1 million ounce gold deposits in the belt are hosted by Balmer assemblage rocks at or near to an angular unconformity with overlying Huston (<2.89 Ga and >2.74 Ga) and Confederation (2.75 – 2.73 Ga) assemblage sedimentary and felsic to intermediate volcanic rocks. Polyphase deformation involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2) reflected in folds and fabrics of low to moderate finite strain. Overall strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization.

All of the major volcano-sedimentary assemblages are represented on the Company’s Red Lake properties. Much of the Property is underlain by Balmer assemblage rocks, including the DMC, East Bay, Phoenix Gold Project, Red Lake North, Slate Bay, Humlin and Adams Lake target areas.

Gold deposits of the RLGB are classified according to their stratigraphic or lithologic associations into: 1) mafic volcanic hosted deposits, 2) felsic intrusive hosted deposits, and 3) stratabound deposits. Group 1 deposits, or Campbell-Red Lake type, account for over 80% of production in the camp and are the primary target on the Property. They occur within broad Fe-carbonate alteration zones, with local scale potassium addition, silicification, and arsenic and antimony enrichment. The majority of high-grade ore zones come from quartz +/- arsenopyrite replacement of banded (barren) carbonate veins, and typically have narrow widths and short strike lengths, but are remarkably continuous down plunge.  An empirical relationship exists between ultramafic rocks and gold, with the majority of gold mineralization at the Cochenour-Willans, Campbell and Red Lake mines occurring within a few hundred meters of ultramafic bodies.

Red Lake is serviced by an all-weather paved highway (Highway 105) from Kenora, and by scheduled airline or bus service from Kenora, Dryden or Winnipeg. The area has a rich mining history, with two active producing mines (the Campbell and Red Lake Mines), and has all the facilities and infrastructure required to develop a new mining operation.  The Company’s properties are accessible by boat from Red Lake, or by an extensive network of logging roads. In the winter months ice roads and skidoo trails provide access.

Phoenix Gold Project (formerly McFinley Gold Property)

The Phoenix Gold Project, formerly called the McFinley Gold Property is considered to be material to Rubicon.  Accordingly, various technical reports relating to the Phoenix Gold property have been filed with the TSX and applicable securities regulatory authorities pursuant to NI 43-101.

For additional details on the Phoenix Gold Project, the reader is referred to the most recent NI43-101 Technical Report on the McFinley Gold Property dated December 9, 2005, which was prepared for Rubicon by Mr. Marc Prefontaine, P.Geo. with the assistance of Rubicon project staff.   The report is available under the Company listing on the SEDAR website (www.sedar.com) and was filed on January 3, 2006.   The summary from this 43-101 technical report is provided below:

“The McFinley Property is located in Bateman Township in the Red Lake District in Northwestern Ontario, approximately six kilometres north of the operating Campbell and Red Lake Mines.  It is accessible by an 8 km all weather, gravel road from the town of Cochenour.

Rubicon has earned a 100% interest in the McFinley Property through two separate option agreements made during 2002.  The water covered areas of the Property, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002.  The land portions of the Property, held as 16 Patented Claims, were optioned by agreement in July 2002 and included mining rights of patent claims from Dominion Goldfields Corporation (DGC) and also any surface rights held by DGC subsidiary 1519369 Ontario Ltd.  Collectively, all of these titles are referred to as the McFinley Property (the 'Property') and cover approximately 505.43 Ha. The properties are contiguous, surveyed and in good standing.  Rubicon has recently secured some surface rights for the property through a public auction by the Municipality of Red Lake.

The McFinley Property is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence.  A strong NNE trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ) which extends south into the Cochenour Willans mine area where it intersects the NW ''Mine Trend'' of Campbell and Red Lake Mines.

Extensive gold mineralization along the “Mine Trend” has been exploited at the Campbell and Red Lake Mines (Reserves and Production - 24 M.Oz.Au).  The past-producing Cochenour Mine (1.2 M.Oz.Au) is located at the intersection of the “Mine Trend” with the “EBDZ”.   Mineralization is well developed in several areas along the EBDZ and includes such deposits as McMarmac, Chevron, Abino, McFinley and, recently, Placer-Wolfdens' GAZ Zone.  The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour.  Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

Surface exploration on the McFinley Property commenced in the 1920's and continued intermittently up to 1980.  Initial underground exploration was conducted in 1956 on the McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited.  The 1982-1989 program of exploration included over 200,000 feet of diamond drilling, the refurbishment of a 428-foot vertical shaft and underground development on the 150-, 275- and 400-foot levels.  Test stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed.  A bulk sampling operation was in progress on closure of the operation in early 1989.  Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test-stoping remain on site.   The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

The 1982-1989 Exploration Program resulted in the estimation of an ‘Inferred Mineral Resource’ of 334,007 tons at a grade of 0.20 Au opt to a depth of 400 feet (Hogg 43-101 Report, October, 2002).  Deeper drilling encountered similar mineralization with locally interesting gold grades to depths of at least 1,700 feet below surface.  The deeper area is considered an area of geological and exploration interest.  Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings.  These remained to be further explored upon closure of the mine.

Significant gold mineralization on the McFinley Property is found in many diverse geological settings, including:

1.

Sulphidized and quartz-veined, Banded Iron Formation;

2.

Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);

3.

Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;

4.

Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy;

5.

Silicified and biotite altered ± sulphide mineralized zones in basalt;

6.

Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3);

7.

D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4); and

8.

Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone).

Rubicon is undertaking an aggressive and ongoing exploration program on the McFinley Property. Exploration during the period 2002-2005 has included approximately 75,000 square feet of trenching and stripping, geological mapping, re-logging of selected historic holes, 35,543 metres of surface diamond drilling, airborne geophysics, ground magnetometer and seismic surveys, and much re-evaluation of previous information. The Property has been re-evaluated with modern knowledge of ore controls at the producing mines in Red Lake, and the majority of diamond drilling by Rubicon has targeted areas outside the confines of the historic mine site in environments perceived to have high exploration potential and limited historic work.

A total of 164 diamond drill holes have been completed on the Property by Rubicon during the six phases of diamond drilling:

Phase 1: 1,909 metres (6,264 feet) in 14 holes in the immediate area of the Peninsula (Nov to Dec 2002);

Phase 2: 9,704 metres (32,709 feet) of winter drilling including 24 holes to test property-wide targets from the ice or Red Lake and a further 6 holes on the Peninsula. (Jan to Mar 2003);

Phase 3: 3,058 metres (10,033 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to Sept 2003);

Phase 4: 7,343 metres (24,089 feet) of winter drilling involving 35 holes ice of Red Lake and from the northern tip of McFinley Island (Feb to March 2004);

Phase 5: 6,038 metres (19,810 feet) in 34 holes for follow-up drilling on the Phoenix Zone from McFinley Island (July – Aug 2004); and

Phase 6: 7,491 metres (24,580 feet) in 41 holes following up on the Phoenix Zone on McFinley Island. (Jan to April 2005).

Exploration by Rubicon has steadily advanced the Property, culminating with the early stage discovery in 2004 of a significant new zone of classic Red Lake style high-grade gold mineralization – the Phoenix Zone. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 500 metres and a depth extent of 200 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on 15- to 30-metre centres over a strike length of 300 metres and over a depth extent of 150 metres and plunges gently to the southwest.  The zone is situated at the north end of McFinley Island 2 km north of the existing mine site, and is hosted within intensely biotized and quartz-carbonate veined basalt near a roll in the ultramafic contact. To date, a total of 97 holes (17,005 m), have been drilled in the Phoenix Zone area, with an initial 22 holes drilled in February/March 2004, followed-up with 34 holes drilled in July/August/September 2004 and a further 41 holes drilled in January/April 2005

The setting and style of the Phoenix Zone bears a marked resemblance to the high-grade zones present at the nearby Campbell and Red Lake Mines.  Further work is needed to evaluate the strike and depth extent of this zone and to also test for other analogs within the McFinley Property.

A total budget of CAN$1,5000,000 is recommended for the next exploration program.  It is recommended that CAN$75,000 is allocated for the Phase 1 trenching program;  a total of 2800 metres of drilling, totaling CAN$425,000 is recommended for the Phase 2 CARZ drilling; and 6700 metres of drilling, totaling CAN$1,000,000 is recommended for the Phoenix Zone, CARZ and regional targets during the Phase 3 winter program.  Drilling costs are based on an all-in cost of CAN$150 per metre.  This estimate is based on previous drilling costs in the area”.

2006 Exploration Highlights - Phoenix Gold Project

The Company spent $830,000 ($572,960 on direct exploration) on its 100% owned McFinley property during the fiscal year, ending December 31, 2006.

During the third quarter of 2006, the Company completed a surface trenching program on the property.  The purpose of the trenching was to follow up on the Phoenix Zone and CARZ zone gold mineralization observed in drilling during 2005.  The trenching program successfully exposed the surface extension of the CARZ zone mineralization.  Based on this trenching program, it is clear that the mineralization in this zone is structurally complex, with numerous folds and faults controlling the distribution of the gold.  Significant channel samples from this program include: 7.08 g/t gold over 3.90 metres, 5.04 g/t gold over 4.30 metres, 2.62 g/t gold over 5.80 metres, and 4.24 g/t gold over 2.20 metres.

During Q4 of 2006, the Company completed an 11 hole, 1490 metre diamond drill program.  The program was designed to test for the extension of the Phoenix Zone, both along strike and at depth.  Significant intercepts from this program include:

•

1.99 g/t gold over 12.73 metres (incl. 17.60 g/t over 1.00 metre)  (PZ-98)

•

2.54 g/t gold over 4.99 metres (incl. 6.48 g/t over 1.01 metre)  (PZ-99)

•

1.60 g/t gold over 18.57 metres (PZ-100)

•

10.98 g/t gold over 1.29 metres (PZ-102)

•

3.38 g/t gold over 3.64 metres (PZ-103)

•      11.15 g/t gold over 1.52 metres (PZ-108)

The 2006 exploration work was supervised by Terry Bursey, P.Geo., the “Qualified Person” on the Phoenix Gold Project as defined in NI 43-101.  All assays were conducted on sawn NQ2-sized half core sections.  Historical assays by ALS Chemex Labs and current program assays by Accurassay Laboratories using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.   Please see the Company’s press release dated January 8, 2007 and the Company’s website for additional details.

The Company plans to continue exploration on the project during 2007.  Exploration will focus on expanding the current limits of mineralization and to investigate potential for development of multiple gold zones similar to those found at Goldcorp’s high-grade zone.

Red Lake North Property

The Company has optioned a 55% interest in 45 unpatented mining claims (319 units) (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas known as the Red Lake North Project to Solitaire Minerals Corporation (“Solitaire”).  Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make a an initial cash payment of $5000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The claims are subject to a sliding scale NSR ranging from 1.75% to 2.5% depending on the price of gold.

During the first year of the agreement exploration expenditures in the amount of $275,000 were a firm and binding commitment.  During 2006 Solitaire incurred $383,968 in exploration expenditures, which included a 1605 metres drill program in the north-eastern portion of the property to test for higher grade gold zones down-dip of the Main Discovery Zone (MDZ) located on the adjacent Planet Property. The style of mineralization reported is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth (analogous with the world famous Hemlo deposit).  Continuation of the drill program is scheduled to resume in the summer of 2007.

Adams Lake Property

The Company acquired a 100% interest in 34 unpatented claims (224 units) in the Balmer and Bateman townships (consisting of staked claims and a portion of the Red Lake East Agreement) on March 7, 2003.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.  The Company considers the project to be strategically located in the camp and will review exploration plans for 2007 to advance the property.

McCuaig JV Property

The McCuaig Red Lake Joint Venture Property is located in Dome Township, Red Lake Mining Division, Ontario.

In 1998, the Company drilled two holes (total 575 metres) and intersected potentially important altered ultramafic rocks.  Low gold values were returned from assays.  The Company carried out a program of extensive soil sampling, mechanized trenching and ground magnetics at the end of 1999 on the McCuaig Property.  In the northwest portion of the McCuaig Red Lake JV Property, the Company has exposed the contact of an altered and deformed ultramafic body.  Alteration is associated with the development of intense quartz-carbonate accompanied by strongly elevated arsenic, antimony, mercury and locally gold.  Magnetic data are interpreted to suggest that this contact extends southwestwards beneath Red Lake for a minimum additional 800 metres.  Soil surveys have detected the areas of known mineralization referred to above, and have detected new targets that warrant follow-up.

In 2000, the Company conducted detailed mapping of Mackenzie Island with the goal of generating drill targets by incorporating details of soil sampling and trenching conducted in October – November 1999.  A new gold-bearing structure was intersected at the McCuaig Red Lake JV Property in March 2001.

In January to April 2002, the Company carried out a diamond drill program at the McCuaig Red Lake JV Property.  The Company completed 20,824 feet (6347 metres) in 26 diamond drill holes on the project.

The Company earned a 60% interest in 3 unpatented mining claims (10 units) in Dome Township for which the Company paid $25,000 and incurred total exploration expenditures of $972,000 by May 31, 2003  The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003. The Company may with its 50% partner purchase 50% of the NSR royalty for $200,000 and also retains a right to first refusal on the remaining NSR royalty.

During 2004, the Company carried out a drill program on its McCuaig JV project with partner Golden Tag Resources Ltd. (60% Rubicon and 40% Golden Tag). No significant results were reported.  Only minor remediation work consisting of trench infilling was conducted in 2005.  Further to that a perimeter survey was performed with the intent to take the property to Mining Lease.  The property was on care and maintenance during 2006.  Exploration plans include a $200,000 drill program (1200 metres) to be conducted in the first quarter of 2007.

DMC Properties

The Company has optioned up to 65% interest in its 130 claims (263 units) known as the DMC property to Agnico-Eagle Mines Ltd (“Agnico”).  The Letter Agreement was signed September 23, 2005 whereby Agnico must spend $2,250,000 in exploration expenditures and make $110,000 in cash payments over 3 years to earn an initial 51% interest.  The first year included a firm committed $500,000 (completed 2006) expenditure and $25,000 cash payment.  Thereafter Agnico may elect within one year of vesting, to increase its interest by earning one additional percent for each one million dollars expended, up to a maximum of $14 million (65% interest in the property).

Underlying property obligations on 136 of the 263 claim units (Meunier claims) include an advance royalty of $25,000, paid annually to Mr. D.Meunier, an NSR royalty of 1% on 44 units and a 2% NSR with a 1% buy-down for $1 million on the remaining 92 claim units and a 0.5% NSR with a buyout for $500,000 on 38 claim units.  An additional sliding scale NSR royalty, of 1.75% at gold price less than $450 per ounce and 2% at a gold price equal to or greater than $450 per ounce, is held by AngloGold (Canada) Exploration Company on the entire property.

During 2006, Agnico funded a 3832 metre drill program on the DMC property and incurred a total of $676,893 in exploration expenditures.  The program identified a permissive gold bearing environment on the project.  Agnico is required to spend a further $575,000 prior to January 2008 to maintain its option on the property.  In February 2007, Agnico funded a Phase I (1500 metres) drill program on the property that is nearing completion.

Meunier Property

The Company has a 100% interest in 118 unpatented mining claims (222 units), which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000. The property is subject to NSR royalty of 2.5% on 38 claims (the Company can purchase a 1.5% NSR royalty for $1.5 million), 2% NSR royalty on 54 claims (the Company can purchase a 1% NSR royalty for $1.0 million), and 1% NSR royalty on 27 claims.  Annual advance royalty payments of $25,000 are due by April 15th of each year.

Red Lake West Property

The Company acquired a 100% interest in 16 unpatented mining claims (90 units) in Dome and McDonough townships on May 10, 2002.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Red Lake East Property

The Company acquired a 100% interest in 95 unpatented claims (454 units) in the McDonough, Balmer and Bateman Townships on March 7, 2003.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Slate Bay Property

The Company acquired a 100% interest in 28 unpatented mining claims (146 units) located in McDonough and Graves Township on March 7, 2003. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Humlin Property

The Company has optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”). Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 in expenditures over 4 years, make a an initial cash payment of $5000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell Agreement.

During the first year of the agreement exploration expenditures in the amount of $250,000 are a firm and binding commitment.  A 2007 winter drill program consisting of 1500 metres was planned and carried out in early 2007.

Hammell Lake Property

The Company acquired a 100% interest in the three unpatented mining claims on March 7, 2003. The property is included in the option agreement with Solitaire and is undergoing active exploration.

East Bay Property

The Company has acquired (as of January 30, 2007) 100% interest in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option).  During 2004 Wolfden Resources Ltd., as operator, funded a $0.6 million drilling exploration program on the East Bay West where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres.  Wolfden subsequently elected not to continue with its option on this project.

The Company believes that the property has the potential to host the down dip extension of the adjacent East Bay zones that are actively being explored by Placer/Wolfden and future follow up drilling in the area is warranted especially considering the close proximity to the adjacent Placer-Wolfden GAZ gold zone on which an inferred resource of 326,407 ounces of gold was announced by Wolfden in February 2005.

Herbert Property Option

The Company acquired a 100% interest in 23 unpatented mining claims (42 units) located in the Bateman and Blackbear Townships on January 30, 2007.  The property is subject to a 2% NSR royalty, of which the Company may purchase 1% of the NSR royalty for $1.0 million.

Seargeant Property

The Company acquired a 100% interest in 2 unpatented mining claim units located in the Blackbear Township on October 20, 2006.  The property is subject to a 2% NSR of which the Company may purchase 1% of the NSR royalty for $750,000.

Redstar Option Agreement

During 2002, the Company granted Redstar Resources Corporation (“Redstar”) the right to earn up to a 70% interest in several of the Company’s properties (a total of 226 claim units) at the western end of the Red Lake gold camp.  The optioned properties included the Baird, Pipestone North, Pipestone South and Wolf Bay properties.

Redstar can earn an initial 51% interest in the properties by making cash payments to the Company totalling $135,000, issuing 500,000 post-consolidation shares (250,000 received) to the Company and expending $2.75 million in exploration work over four years, including a firm commitment of $450,000 for the first year (completed).  During 2003, the Company amended the agreement in which Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding a bankable feasibility study and arranging project financing for a mine.  Redstar is also responsible for making all cash payments to the underlying property vendors and the issuance of 150,000 common shares to the Company (paid).

Subsequent to December 31, 2004, the Company renegotiated this option agreement with Redstar whereby under the new agreement, Redstar agreed to make an initial cash and share payment of $25,000 and 250,000 common shares (completed).  Redstar is then required to make additional cash payments of $175,000 ($25,000 completed), issue an additional $75,000 (equivalent of $25,000 issued in 2006) in Redstar shares and complete an additional $1,100,000 in work expenditures over a four year period to earn a 51% interest in the properties covered under the Redstar option agreement.

Redstar is currently operating the exploration programs on the properties.

Pipestone North Property

The Company acquired a 50% interest in the six unpatented mining claims on March 7, 2003.  The property is included in the above option to Redstar.

Wolf Bay Property

The Company acquired a 50% interest in 18 unpatented mining claims on March 7, 2003. 17 claims are optioned to Redstar and one claim was traded to a third party in return for the Company receiving an NSR of 1.75%

Pipestone South Property

The Company acquired a 100% interest in 15 unpatented mining claims on March 7, 2003.  The property is included in the above option to Redstar.

English Royalty Division (“ERD”)

During 2003, the Company acquired the rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English, in exchange for $500,000 and 250,000 of the Company’s shares (the initial portfolio included 14 mineral properties that were under option to the Company).  A yearly bonus is currently paid to Mr. English amounting to 20% of cash option receipts and 15% of the value of share option receipts.  The Company continues to engage Mr. English to acquire additional mineral properties of merit for optioning to third parties.

During 2006, the Company entered into 16 new property agreements and spent $109,000 on acquisitions.

As at December 31, 2006, the English Royalty Division properties had a book value of 62,000.

Kenora Mining Division

Manitou Property

The Company has the option to earn a 100% interest from the Bjorkmans in 28 unpatented mining claims (301 units)  located in the Lower Manitou Lake and Harper Lake Townships in the Kenora Mining Division of Ontario known as the Manitou Property.  Under terms of the Due Diligence Letter Agreement signed April 6, 2005 and executed on June 30, 2005, the Company is required to make a total of $210,000 in cash payments ($40,000 paid) and issue 70,000 shares p (25,000 issued) over 3 years to earn 100% interest.  Commencing on the fifth anniversary of the agreement (June 30, 2010) the owners are entitled to an annual Advance Royalty of $15,000 and the property is subject to a 2% NSR with a 50% buydown for $1,000,000.

The Manitou West Limb Gold property is approximately 80km south of Dryden, ON.  The property can be accessed year round by well maintained logging roads and ATV trails.  The property is located on the western limb of a major, belt-scale, northeast plunging antiform, on the western margin of the Manitou Greenstone Belt.  The Manitou greenstone belt is dominated by metavolcanic and metasedimentary rocks of Archean age.  The property is underlain by rocks of the Blanchard Lake Basalt group.  The metamorphic grade is upper greenschist to amphibolite.  A large intrusive, the Atikwa Batholith, occurs approximately 2 kilometres to the northwest of the property.  The Carlton Lake Stock and the Scattergood stock occur to the southeast of the property.  Outcrop exposure on the property is very good, with upwards of 50-60% exposure.

The property was optioned based on 2004 channel sampling performed on the Dryden-Red Lake showing that returned assays of 54 g/t gold over 30cm, 16 g/t gold  over 50cm and 17 g/t gold over 22cm.  Gold mineralization is observed in shear zone hosted quartz veins and the surrounding wall rock within the shear zones.  Associated sulphides include chalcopyrite, pyrite, sphalerite and galena.

During 2006, the Company spent $78,655 to maintain the option and conducted exploration on the property which included prospecting and a detailed soil sampling grid.  Further work is recommended at the Dryden/Red Lake showings and throughout the property in 2007.

5.5

Companies with Oil and Gas Activities

Not Applicable

ITEM 6 DIVIDENDS

6.1

Dividends

The board of directors of the Company has not declared dividends at any time during the three year period preceding the date of this AIF.  The Company currently pays no dividends or distributions and do not anticipate doing so in the near future.  However, there are no restrictions on the Company’s or its subsidiaries’ ability to pay dividends.

ITEM 7 DESCRIPTION OF CAPITAL STRUCTURE

7.1

General Description of Capital Structure

The Company is authorized to issue an unlimited number of common shares without par value of which 77,264,505 common shares were issued at March 29, 2007.  The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

7.2

Constraints

There are no constraints imposed on the ownership of securities of the Company to ensure a certain level of Canadian ownership of the Company.

7.3

Ratings

No ratings have been received from any rating organizations in respect of any of the Company’s securities.

ITEM 8 MARKET FOR SECURITIES

8.1

Trading Price and Volume

The Company’s common shares were listed and commenced trading on the TSX under the symbol “RMX” on September 19, 2003 and prior to that were listed and posted for trading on the TSX Venture on November 19, 1997.  The common shares were listed on AMEX under the symbol “RBY” on September 8, 2004.

Trading during the financial year ended December 31, 2006 on the TSX is summarized as follows:

Month	High	Low	Close	Volume
December 2006	$1.38	$1.00	$1.34	12,833,783
November 2006	$1.06	$0.90	$1.04	6,827,901
October 2006	$1.08	$0.84	$1.01	2,102,872
September 2006	$1.25	$0.99	$1.03	1,752,344
August 2006	$1.43	$1.11	$1.17	1,796,709
July 2006	$1.46	$1.20	$1.37	1,960,805
June 2006	$1.52	$1.11	$1.39	3,854,617
May 2006	$1.72	$1.30	$1.39	5,880,289
April 2006	$1.85	$1.42	$1.68	7,131,805
March 2006	$1.71	$1.13	$1.65	7,433,391
February 2006	$1.48	$1.16	$1.22	3,905,792
January 2006	$1.38	$1.00	$1.34	10,131,657

Trading during the financial year ended December 31, 2006 on AMEX is summarized as follows:

Month	High US$	Low US$	Close	Volume
December 2006	$1.40	$0.80	$0.82	7,176,400
November 2006	$0.92	$0.79	$0.91	1,513,700
October 2006	$0.95	$0.77	$0.89	818,600
September 2006	$1.12	$0.90	$0.91	767,800
August 2006	$1.29	$1.02	$1.05	1,115,800
July 2006	$1.34	$1.07	$1.21	896,400
June 2006	$1.40	$1.00	$1.25	1,202,600
May 2006	$1.58	$1.24	$1.24	2,232,600
April 2006	$1.66	$1.25	$1.50	3,688,900
March 2006	$1.50	$0.98	$1.44	2,922,200
February 2006	$1.27	$1.03	$1.07	1,963,100
January 2006	$1.20	$0.87	$1.18	2,622,000

8.2

Prior Sales

The following table provides disclosure as to securities of the Company issued during the financial year ended December 31, 2006 but not listed on the TSX or AMEX.

Date Issued	Type of Security	Number Issued	Exercise/Conversion Price	Expiry Date
April 21, 2006	Stock Options	40,000	$1.70	April 21, 2011

ITEM 9    ESCROWED SECURITIES

9.1

Escrowed Securities

There are no securities of the Company currently held in escrow or subject to a pooling agreement.

ITEM 10 DIRECTORS AND OFFICERS

10.1

Name, Occupation and Security Holding

The name, province and country of residence, position with the Company and principal occupation of each of the directors and executive officers of the Company as at the date of this AIF are as follows:

Name, Province and Country of Residence and Position	Principal Occupation for Past Five Years(1)	Director/ Officer Since
David W. Adamson President, CEO & Director British Columbia, Canada

Exploration Geologist; President, CEO and Director of the Company, over five years; Director, Constantine Metal Resources Ltd. (TSX Venture), Africo Resources Ltd. (TSX) and Paragon Minerals Corporation (TSX Venture)

March 1996
David R. Reid Director British Columbia, Canada

Lawyer; Partner of Davis & Company LLP, Barristers & Solicitors, from March 2002 to present; Director of Far West Mining Ltd. (TSX), Western Prospector Group Ltd. (TSX Venture), Ross River Minerals Inc. (TSX Venture), Harbour Pacific Minerals Inc. ( a public unlisted company)

April 2001
Philip S. Martin Director Ontario, Canada

Principal, P.S. Martin & Associates (Financial Consultants), over five years; Director, Asia Now Resources Corp. (TSX), Aura Gold Inc. (not listed), Beta Minerals Inc. (TSX Venture), Denroy Resources Corporation (not listed), Energy Metals Corporation (TSX, NYSE), Maximus Ventures Ltd. (TSX Venture),

July 2003
John R. Brodie, fca Director British Columbia, Canada

Fellow Chartered Accountant (FCA); President of John R. Brodie Capital Inc. (private management services company), from October 2003 to present; Previously Partner of KPMG, Chartered Accountants, from September 1975 to August 2003; Director, Far West Mining Ltd. (TSX), Trustee, AgGrowth Income Fund (TSX), Director of  Copper Belt Resources Ltd. (CNQ), Director, Pacific Safety Products Ltd. (TSX Venture), Director, Western Canadian Coal (TSX) and Director, Silver Standard Resources Inc. (TSX)

January 2005
Kevin D. Sherkin Director Ontario, Canada	Lawyer; Managing Partner of Levine Sherkin Boussidan, over five years; Director, Golden Goose Resources Inc. (TSX Venture)	January 2005
Christopher J. Bradbrook Director Ontario, Canada	President & CEO, New Gold Inc. (TSX; AMEX), October 2004 to date; previously Vice-President, Corporate Development, Goldcorp Inc. (TSX) from January 2001 to May 2004	December 2005
William Cavalluzzo Vice-President, Investor Relations Ontario, Canada	Vice-President, Investor Relations of the Company, over five years; Director, Africo Resources Ltd. (TSX), from February 2005 to June 2006	December 2001
Robert G. Lewis CFO British Columbia, Canada

Certified General Accountant; CFO of the Company, September 2005 to date; CFO and Secretary of Paragon Minerals Corporation, July 2006 to date; previously Controller, International KRL Resources Corp./Logan Resources Ltd., May 2004 to September 2005 and Northwest Mettech Corporation, September 1997 to May 2004

September 2005

Note:

(1)

The information as to province and country of residence, present principal occupation or employment and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Directors of the Company are elected to hold office for one year until the next Annual General Meeting of shareholders of the Company is held.

The committees of the Board of Directors of the Company consist of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee.  Members of the Audit Committee are identified in Item 11 herein.  Members of the Compensation Committee are Christopher J. Bradbrook (Chair), Philip S. Martin and John R. Brodie, of the Corporate Governance Committee are Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin, and of the Nominating Committee are Kevin D. Sherkin (Chair), Philip S. Martin and John R. Brodie.

The Directors and Officers of the Company as a group beneficially owned, directly or indirectly, or controlled 1,928,205 shares of the Company, representing 2.5% of the outstanding common shares of the Company, as at March 29, 2007.  None of the Directors and Officers of the Company owns any voting securities of any subsidiary of the Company.

10.2

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, to the knowledge of the Company, none of the directors or executive officers of the Company or shareholders holding a sufficient number of shares to affect materially the control of the Company is, or has been within the ten years before the date of this AIF, a director or executive officer of any other company (including the Company) that, while such person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of such person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

On August 30, 2005, David R. Reid became a director of Harbour Pacific Minerals Inc. (“Harbour Pacific”), which has been subject to a cease trade order under the Alberta Securities Act since August 31, 1995.  The cease trade order was imposed after Harbour Pacific failed to file and send to shareholders its unaudited interim financial statements for the period ended April 30, 1995, and the cease trade order against Harbour Pacific is still in effect.  Mr. Reid joined the board of directors of Harbour Pacific to assist in its reactivation.

To the knowledge of the Company, none of the directors or officers of the Company or shareholders holding a sufficient number of shares to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

To the knowledge of the Company, none of the directors or executive officers of the Company or shareholders holding a sufficient number of shares to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

10.3

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The directors and officers of the Company are not aware of any such conflicts of interests.

ITEM 11 AUDIT COMMITTEE

MI 52-110 requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth below.

11.1

Audit Committee Charter

The following is the text of the Audit Committee’s Charter:

“A.

Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.

To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters.

2.

To oversee the work of the external auditors.

3.

To provide better communication between directors and external auditors.

4.

To enhance the external auditors’ independence.

5.

To increase the credibility and objectivity of financial reports.

6.

To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.

Responsibility of Management and External Auditors

The Committee’s role is one of oversight.  Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

C.

Membership and Organization

1.

Composition - The Committee shall be comprised of not less than three independent members of the Board.

2.

Independence - None of the members of the Committee shall be members of management of the Company, and all of them shall be “unrelated directors” (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and “independent” (as such term is used in Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”).

3.

Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of:  (a) the close of the next annual meeting of the shareholders of the Company at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board.  The Board may fill the vacancy in the membership of the Committee.

4.

Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in MI 52-110 or a member who is not financially literate must become so within  a reasonable period of time following his or her appointment.

5.

Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee.  The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board.  The Chair may vote on any matter requiring a vote.  In the case of an equality of votes, the Chair shall be entitled to a second or casting vote.  The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

D.

Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board.  In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the British Columbia Business Corporations Act, by any requirements of stock exchanges on which the securities of the Company are listed, and all other applicable laws.

1.

Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

2.

Internal Controls - The Committee shall monitor the system of internal control.  The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(b)

any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(c)

any material issues raised by any inquiry or investigation by the Company's regulators;

(d)

any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3.

Review Financial Statements - The Committee shall review the annual and interim financial statements of the Company and related management’s discussion and analysis (“MD&A”) prior to their approval.  The process should include but not be limited to:

(a)

reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)

reviewing significant accruals, reserves or other estimates;

(c)

reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)

reviewing accounting treatment of unusual or non-recurring transactions;

(e)

ascertaining compliance with covenants under loan agreements;

(f)

reviewing disclosure requirements for commitments and contingencies;

(g)

reviewing unresolved differences between management and the external auditors;

(h)

obtain explanations of significant variances with comparative reporting periods;

(i)

reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)

reviewing audit response letters from the Company’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4.

Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

5.

Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required.  After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6.

Hiring Policies - The Committee shall review and approve the Company’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Company.  The Committee shall review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7.

Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)

recommend to the Board the appointment of the external auditors;

(b)

recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c)

on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Company to determine the auditors’ independence;

(d)

review the performance of the external auditors;

(e)

when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;  and

(f)

review and approve in advance any non-audit services to be provided to the Company or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.  The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8.

Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9.

Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

10.

Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Company (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11.

Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

12.

Investigations - The Committee shall have the authority to investigate any financial activity of the Company. All employees of the Company are to cooperate as requested by the Committee.

13.

Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board.  The Committee has the authority to set, and have the Company, pay the compensation for any such persons engaged by the Committee.

14.

Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15.

Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter.  All changes to the Audit Committee Charter shall be approved by the Board.

E.

Adoption of the Audit Committee Charter and Amendments

This Charter was adopted and approved by the Board of Directors of the Company on March 8, 2005.”

11.2

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors, John R. Brodie (Chair), Kevin D. Sherkin and Philip S. Martin, each of whom is “independent” under MI 52-110 and AMEX Rule 121(b).  All of the Audit Committee members are “financially literate”, as such term is defined in MI 52-110.

11.3

Relevant Education and Experience

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.  John R. Brodie is a Fellow Chartered Accountant and was a Partner of KPMG, Chartered Accountants, between August 1969 and August 2003.  Mr. Brodie also serves on the audit committee of Far West Mining Ltd. (TSX) and Silver Standard Resources Inc. (TSX).  Kevin Sherkin LLB is a practicing lawyer in Toronto, and serves as a nominee of several Ontario based shareholders. He also has extensive contacts in the Toronto business community. Mr. Sherkin also serves as a director of Golden Goose Resources Inc. (TSX-V). Philip Martin is a Director of the Company and has a B.Sc. (Hons) degree in Mining Engineering from the Royal School of Mines, Professional Engineer designation in Ontario and an MBA from Cranfield University, UK. Mr. Martin is based in Toronto and has over 30 years experience in the mining industry ranging from mining engineer (1969-1979), corporate finance positions with Toronto Dominion Bank (1979-1986), research analyst (1986-1994). Mr. Martin currently provides consulting services to the corporate and financial sectors. Mr. Martin was Director and Managing Partner of Gordon Capital Corporation (1995-1998) and Director/Vice President of First Associates Investments Inc. (2000-2002).

11.4

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.3(4), 3.2, 3.4, 3.5 or Part 8 of MI 52-110.  Section 2.3(4) provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the external auditors to the Company or its subsidiary entities, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the external auditors in the fiscal year in which the non-audit services were provided, where the Company or its subsidiary entity did not recognize the services as non-audit services at the time of the engagement, and where the services were promptly brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee.  Sections 3.2 and 3.4 provide exemptions to the requirement that every audit committee member be independent, where the company has filed a prospectus in respect of its initial public offering or where the audit committee member ceases to be independent for reasons outside the member’s reasonable control, respectively.  Section 3.5 provides an exemption from the requirements that all audit committee members be independent and financially literate, where a death, disability or resignation of a member resulted in a vacancy on the audit committee that the board of directors was required to fill.  Part 8 permits a Company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

11.5

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 3.3(2) or 3.6 of MI 52-110.  Section 3.3(2) provides an exemption from the requirement that every audit committee member be independent, where the member would be independent of the company but for the member being an affiliated entity of the company or any of its subsidiaries or the member being a subsidiary entity or parent entity of the company.  Section 3.6 provides an exemption from the requirement that every audit committee member be independent of the company, where (i) such member is not considered independent because such member accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any of its subsidiaries or because such member is an affiliate of the company or any of the company’s subsidiary entities; (ii) such member is not an employee or officer of the company or an immediate family member of such employee or officer; (iii) the board of directors of the company has determined that the audit committee member is able to exercise impartial judgment necessary for the member to fulfill his or her responsibilities as an audit committee member and the appointment of the member is in the best interests of the company and its shareholders; (iv) the member does not act as the chair of the audit committee; and (v) the member does not rely upon this exemption for a period of more than two years.

11.6

Reliance on Section 3.8

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption permitted by section 3.8 of MI 52-110.  Section 3.8 provides an exemption from the financial literacy requirements of audit committee members, where the member becomes financially literate within a reasonable period of time following his or her appointment and the board of directors of the company has determined that the reliance on this exemption will not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of MI 52-110.

11.7

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

11.8

Pre-Approval Policies and Procedures

The audit committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board of Directors.  The engagement of non-audit services will be considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

11.9

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
December 31, 2006	$32,000	Nil	Nil	Nil
December 31, 2005	$17,000	Nil	$1,950	$ Nil

___________________

Note:

(1)

Fees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by the CRA.

ITEM 12 PROMOTERS

12.1

Promoters

There is no person or company that has been, within the three most recently completed financial years or during the current financial year, a “promoter” of the Company or a subsidiary of the Company, as such term is defined in the British Columbia Securities Act.

A “Promoter” is defined in the British Columbia Securities Act as “a person who (a) acting alone or in concert with one or more other persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, or (b) in connection with the founding, organization or substantial reorganization of the business of the issuer, directly or indirectly receives, in consideration of services or property or both, 10% or more of a class of the issuer’s own securities or 10% or more of the proceeds from the sale of a class of the issuer’s own securities of a particular issue; but does not include a person who (c) receives securities or proceeds referred to in paragraph (b) solely (i) as underwriting commissions, or (ii) in consideration for property, and (d) does not otherwise take part in founding, organizing or substantially reorganizing the business.”

ITEM 13 LEGAL PROCEEDINGS AND REGULATORY ACTIONS

13.1

Legal Proceedings

The Company is not aware of any current or contemplated legal proceedings to which it is a party or of which any of its property is the subject.

13.2

Regulatory Actions

The Company is not aware of:

(a)

any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2006;

(b)

any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

(c)

any settlement agreements the Company has entered into with a court relating to securities legislation or with the securities regulatory authority during the financial year ended December 31, 2006.

ITEM 14 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

14.1

Interest of Management and Others in Material Transactions

Other than as set forth below or elsewhere in this AIF or in the 2006 Circular, none of the following persons has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company:

(a)

a director or executive officer of the Company;

(b)

a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of any class or series of the Company’s outstanding voting securities; and

(c)

an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b).

Davis & Company LLP, a law firm of which David R. Reid is a partner, was paid $379,000 in 2005 and $858,090 in 2006 for legal fees (of which Paragon reimbursed $150,000) for the fiscal years in which Mr. Reid was a director of the Company.  David R. Reid is a director and Secretary of the Company.

On December 23, 2004, the Company completed a financing of 1,593,500 Flow-Through shares at $1.40 per Flow-Through Share to raise total gross proceeds of $2,230,900 (the “Flow-Through Financing”). Of the 41 subscribers, one was an insider, David R. Reid, who subscribed for 71,500 Flow-Through Shares.

On August 16, 2005, the Company closed a brokered private placement to raise gross proceeds of $6,000,800 by way of the sale of 9,232,000 units at $0.65 per unit.  Each unit consisted of one Common share and one-half transferable common share purchase warrant.  Each whole warrant entitled the holder to purchase one Common share at a price of $0.85 each until August 16, 2007.  Tizard Explorations Inc., a company owned by Philip S. Martin, a director of the Company, purchased 100,000 units, Kevin D. Sherkin, a director of the Company, purchased 38,460 units, J. Garfield MacVeigh, a director and senior officer of the Company, purchased 10,000 units, David W. Adamson, a director and senior officer of the Company, purchased 7,700 units and Bill Cavalluzzo, an officer of the Company purchased 7,700 units.

For information regarding the remuneration of directors and executive officers of the Company, including the issuance of securities, for the financial years ended December 31, 2004 and 2005, see the Management Information Circular of the Company dated July 7, 2006.  For a description of the employment agreements between the Company and its executive officers, see Item 16.1 - “Material Contracts”.

ITEM 15 TRANSFER AGENTS AND REGISTRARS

15.1

Transfer Agents and Registrars

Transfers of the Company’s shares may be effected at the offices of Computershare Investor Services Inc., the Company’s Registrar and Transfer Agent, at its offices in Vancouver and Toronto.  Registration facilities are maintained by Computershare Investor Services Inc. at its offices in Vancouver.

ITEM 16 MATERIAL CONTRACTS

16.1

Material Contracts

The following are the contracts, other than contracts entered into in the ordinary course of business or that are disclosed elsewhere in this AIF, that are material to the Company and were entered into within the most recently completed financial year, or before the most recently completed financial year but which are still in effect, other than contracts entered into before January 1, 2002.

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company.  Initially, Mr. Adamson received a salary of $78,000 per annum which was increased to $130,000 effective January 1, 2004 and $195,000 effective January 1, 2005. This employment agreement has a term of three years and is automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of the Significant Change, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

By an employment agreement dated January 1, 2002, the Company engaged the services of William J. Cavalluzzo as Vice-President, Investor Relations of the Company, under which he initially received a salary of $60,000 per annum which was increased to $130,000 effective January 1, 2005.  This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party.  This agreement also provides that in the event of a Significant Change, then at the option of Mr. Cavalluzzo exercisable at any time within 6 months after the date of the Significant Change, Mr. Cavalluzzo may elect to continue to be employed by the Company or give notice of termination, in which event the Company shall pay Mr. Cavalluzzo an amount equal to two times the annual salary then in effect.

By an employment agreement dated September 12, 2005, the Company engaged the services of Robert Lewis as Chief Financial Officer of the Company, under which he received a salary of $100,000 per annum which was increased to $120,000 on July 1, 2006. This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party.  This employment agreement provides that in the event of a Significant Change, then at the option of Mr. Lewis exercisable at any time within 6 months after the date of the Significant Change, Mr. Lewis may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Lewis an amount equal to two times the annual salary then in effect.

By an employment agreement dated August 1, 1996, the Company engaged the services of J. Garfield MacVeigh to act initially as President and CEO, and to provide geological services to the Company.  Under the employment agreement, Mr. MacVeigh initially received a salary of $60,000 per annum for a term of three years ending on July 31, 1999, which has been automatically renewed annually on the anniversary date for further terms of one year each.  The employment agreement continued in effect when Mr. MacVeigh resigned as President and CEO to become Chairman of the Board.  Mr. MacVeigh’s salary was increased to $85,000 per annum effective January 1, 2004 and to $120,000 effective January 1, 2005.  This employment agreement provides that in the event of a Significant Change, then at the option of Mr. MacVeigh exercisable at any time within 6 months after the date of the Significant Change, Mr. MacVeigh may elect to continue to be employed by the Company or give notice of termination in which event, the Company shall pay Mr. MacVeigh an amount equal to two times the annual salary then in effect.  Mr. MacVeigh resigned as a director and Chairman of the Board of the Company effective February 15, 2007.

By an Amended and Restated Shareholder Rights Plan Agreement made as of June 14, 2006 between the Company and Computershare Investor Services Inc. as Rights Agent, the Company adopted an Amended and Restated Shareholder Rights Plan to update and replace the Shareholder Rights Plan which the Company originally adopted in 2002. See the Company’s Material Change report dated June 16, 2006 and filed on SEDAR

ITEM 17 INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Name	Description	Interest in the Company
DeVisser Gray Chartered Accountants

Provided an auditor’s report dated March 28, 2007 in respect of the Company’s consolidated balance sheet for the financial year ended December 31, 2006 and the consolidated statements of income and deficit cash flows for the year ended December 31, 2006.  Provided an auditor’s report dated March 24/29, 2006 in respect of the Company’s consolidated balance sheet for the year ended December 31, 2005 and the consolidated statement of income and deficit cash flows for the year ended December 31, 2005

Nil
Marc Prefontaine, M.Sc., P.Geo

A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Form 43-101F1 Technical Report on the Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario for the period January 2005 to June 2005, NTS 52N/04” dated December 9, 2005

Nil
Larry R. Pilgrim, B.Sc., P. Geo.

A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Form 43-101F1 Technical Report for the JBP Linear Property, Gander and Gander River Areas NTS 2D/15 and 2E/02, Newfoundland and Labrador” dated December 9, 2005

Nil
Larry R. Pilgrim, B.Sc., P. Geo.

A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Form 43-101F1 Technical Report for the Golden Promise Property, Badger and Grand Falls Areas NTS 12A/16 and 02D/13, Newfoundland and Labrador” dated January 6, 2006

Nil
RSG Global Dr. Julian Verbeek, B.Sc.(Hon), PhD. (Geol), MAuslMM	A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Independent Geologist’s Report on the Kalukundi Project” dated March 24, 2006	Nil
RSG Global Dr. Julian Verbeek, B.Sc.(Hon), PhD. (Geol), MAuslMM	“Qualified Persons” for the purpose of National Instrument 43-101, prepared the “Technical Report on the Kalukundi Project, Democratic Republic of the Congo” dated June 2006	Nil
MDM Engineering Ltd. David Dodd, B.Sc. Hons. (Chem), FSAIMM	A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Technical Report on the Kalukundi Project, Democratic Republic of the Congo” dated June 2006	Nil
Africo Resources Ltd. Michael Evans B.Sc.(Geo/Chem), M.Sc.(Geo), MGSSA, MSEG	A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Technical Report on the Kalukundi Project, Democratic Republic of the Congo” dated June 2006	Nil
Golden Associates Africa (Pty) Ltd. Guillaume Louw de Swardt, B.Sc.(Eng), M.Sc.(Eng), MECSA	A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Technical Report on the Kalukundi Project, Democratic Republic of the Congo” dated June 2006	Nil

Knight Piesold (Pty) Limited Douglas Dorren, B.Sc.(Eng), M.Sc.(Eng), MAICE	A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Technical Report on the Kalukundi Project, Democratic Republic of the Congo” dated June 2006	Nil
African Mining Consultants Limited Martin Broome, B.Sc.Hons.(Geo), M.Sc.(Eng), FUKIMMM	A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Technical Report on the Kalukundi Project, Democratic Republic of the Congo” dated June 2006	Nil
RSG Global Ltd. John Hearne, BEng, MBA, MAuslMM	A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Technical Report on the Kalukundi Project, Democratic Republic of the Congo” dated June 2006	Nil
Rubicon Minerals Corp. Terry Bursey, B. Sc. P. Geo	A “Qualified Person” for the purpose of National Instrument 43-101, supervised Rubicon Mineral Corporation’s exploration programs in Red Lake, Ontario.	7700 Common Shares 7700 Warrants 195,000 Options
Rubicon Minerals Corp. David Copeland, M.Sc. P. Geo.	A “Qualified Person” for the purpose of National Instrument 43-101, supervised Rubicon Mineral Corporation’s exploration programs in Newfoundland.	2,500 Warrants 110,000 Options
Rubicon Minerals Corp. Steve House, B.Sc. P.Geo	A “Qualified Person” for the purpose of National Instrument 43-101, supervised Rubicon Mineral Corporation’s exploration programs in Newfoundland.	12,500 options

ITEM 18 ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular prepared in respect of its most recent annual meeting.

Additional financial information is provided in the Company’s comparative annual financial statements and Management Discussion & Analysis for the year ended December 31, 2006.

For copies of this Annual Information Form and the materials listed in the preceding paragraphs please contact:

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street,
Vancouver, B.C., V6C 2V6
Robert G. Lewis, CFO
Telephone: (604) 623-3333
Facsimile: (604) 623-3355